 **k_o_abyss** ✔

Original audio

 **k̶_o_abyss** ✔ 🔥 Knight of Abyss premier Anime trailer. Invest right now and own a piece of this fan owned anime ‼️
.
.
.
🔥Animation by: @kerberosanimation @danielcuervoanimation general director and @tressym and @willypcifu as producers.
.
.
.
#newanime #indieanime #animestyleartist #animeartstyle #newestanime

16w



 **midnightxcomics** 😲😲😲🔥🔥 🔥🔥🔥   ❤️
bro this looks so epic

16w   1 like   Reply

 **imwafeeq** 🔥🔥🔥   ❤️

View insights   Boost again

❤️   💬   ✈️   🔖

 Liked by **thearmorsaga** and **5,180 others**
October 27, 2023

☺️   Add a comment…   Post